Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Commission File No. for Registration Statement on

Form S-4 filed by Anthem, Inc.: 333-207218

The following email was sent today by Anthem, Inc.’s President and CEO Joseph R. Swedish to all Anthem associates:

To:	Anthem Associates
From:	Joseph R. Swedish, President & CEO
Date:	December 3, 2015
Subject:	Shareholder Approval of Anthem-Cigna Transaction

I am pleased to share that during a special meeting today, Anthem, Inc. shareholders approved issuing Anthem stock to support the proposed acquisition of Cigna. The meeting was held in Indianapolis, and the majority of votes were cast electronically in advance. Our shareholders overwhelmingly supported the transaction with more than 99 percent voting favorably. Shortly thereafter, Cigna’s shareholders also voted to approve Anthem’s acquisition of Cigna.

These votes of confidence by our respective shareholders support the anticipated value of the transaction and reinforce our belief that together, Anthem and Cigna will deliver better quality, choice, and affordability for health care consumers.

Today was a positive step forward in the process, but there are several other legal and regulatory approvals required to formally close the transaction. We expect the acquisition will be completed in the second half of 2016, but as we remind you with each update, Anthem and Cigna remain competitors. Anthem leaders are working collaboratively with their Cigna counterparts to plan for Anthem’s future, but until the transaction closes, we may not combine operations, systems, or contractual relationships.

As we head into the new year, I will keep you updated on key milestones, and ask that you remain focused on the commitments we have made to our members, our partners, and the communities we serve. There is a lot of work to be done, and I appreciate your hard work and support.

Thank you for the many contributions you make every day as we realize our vision to be America’s valued health partner.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”), Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

PARTICIPANTS IN THE SOLICITATION

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants is contained in the definitive joint proxy statement/prospectus of Anthem and Cigna filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction and (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.